NOTICE OF CHANGE IN CORPORATE STRUCTURE

Pursuant to Section 4.9 of National Instrument 51-102

Continuous Disclosure Obligations

Item 1	Names of the Parties to the Transaction

Merus Labs International Inc. (“Merus”) and Norgine B.V. (“Norgine”).

Item 2	Description of the Transaction

Pursuant to a statutory plan of arrangement (the “Arrangement”) under section 288 of the Business Corporations Act (British Columbia), Norgine acquired all of the issued and outstanding shares of Merus (“Shares”) and shareholders of Merus received $1.65 per Share in cash.

In connection with the Arrangement, the Shares are expected to be delisted from the Toronto Stock Exchange on July 20, 2017.

Item 3	Effective Date of the Transaction

The effective date of the Arrangement was July 17, 2017.

Item 4	Names of Each Party, if Any, that Ceased to be a Reporting Issuer Subsequent to the Transaction and of Each Continuing Entity

Merus is in the process of applying to cease to be a reporting issuer in each jurisdiction in which Merus is currently a reporting issuer.

Item 5	Date of the Reporting Issuer's First Financial Year-End Subsequent to the Transaction

Not applicable.

Item 6	Periods, Including the Comparative Periods, if Any, of the Interim and Annual Financial Statements Required to be Filed for the Reporting Issuer's First Financial Year Subsequent to the Transaction

Not applicable.

Item 7	Documents Filed under NI 51-102 that Describe the Transaction and Where those Documents can be Found in Electronic Format

Not applicable.

DATE: July 19, 2017